FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

PROVINCE OF ONTARIO

(Canada)

(Name of Registrant)

Date of end of last fiscal year: March 31, 2011

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Sean Sunderland

Counsellor (Intergovernmental Relations)

and

Head of Section, Provincial, Territorial and Parliamentary Affairs

Embassy of Canada

501 Pennsylvania Ave NW

Washington DC 20001

Copies to:

Jason R. Lehner

Shearman & Sterling LLP

Commerce Court West, 199 Bay Street

Toronto, Ontario, Canada M5L 1E8

*	The Registrant is filing this annual report on a voluntary basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO
(Name of registrant)

December 22, 2011	By:	/s/ Irene Stich
		Name:	Irene Stich
		Title:	Director, Capital Markets Operations
Capital Markets Division
Ontario Financing Authority

Exhibit Index

Exhibit (a):	None

Exhibit (b):	None

Exhibit (c):	The 2011 Ontario Budget (incorporated by reference to Amendment No. 2 on Form 18-K/A dated March 29, 2011 to the Annual Report of the Province of Ontario)

Exhibit (d):	Province of Ontario — Description